Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

Our computation of our ratio of earnings to fixed charges is set forth in the table below. For purposes of computing the ratio of earnings to fixed charges, “Earnings” consist of pre-tax earnings (losses) from continuing operations before adjustment for earnings (losses) from equity investees and fixed charges. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest.

	Historical						Pro Forma
	Year Ended December 31,					Six Months Ended June 30, 2010	Year Ended December 31, 2009	Six Months Ended June 30, 2010
(in millions)	2005	2006	2007	2008	2009
Computation of Earnings (Losses):
Pre-tax earnings (losses) from continuing operations	$(1,095)	$(306)	$270	$360	$(1,359)	$(110)	$(1,401)	$(153)
Less: undistributed earnings (losses) from equity investees	(72)	(1)	6	(40)	(72)	(34)	(72)	(34)

Computed Earnings (Loss)	$(1,023)	$(305)	$264	$400	$(1,287)	$(76)	$(1,329)	$(119)

Fixed Charges:
Interest Costs:
Interest expense and amortization of financing costs and discount and premium on all indebtedness	$436	$339	$384	$427	$415	$180	$415	$180
Capitalized	3	3	17	23	24	9	24	9
Estimated interest component of rental expenses	57	56	112	147	147	52	147	52

Total fixed charges	$496	$398	$513	$597	$586	$241	$586	$241

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$(530)	$90	$760	$974	$(725)	$156	$(767)	$113
Ratio of earnings to fixed charges	(a)	(a)	1.48	1.63	(a)	(a)	(a)	(a)

(a)	For the years ended December 31, 2005, 2006, 2009, for the six months ended June 30, 2010, for the pro forma year ended December 31, 2009, and for the pro forma six months ended June 30, 2010 earnings were insufficient to cover fixed charges by $1,026 million, $308 million, $1,311 million, $85 million, $1,353 million and $128 million, respectively.